QMed Innovations, Inc.

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents

Independent Accountant's Review Report 2

Balance Sheet 4

Statement of Income 6

Statement of Cash Flows 8

Notes to the Financial Statements 10



Independent Accountant's Review Report

To Management of:
QMed Innovations, Inc.
Middletown, RI

We have reviewed the accompanying financial statements of QMed Innovations, Inc. (the Company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting

whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of QMed Innovations, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
June 6, 2023

QMed Innovations, Inc.

Balance Sheet (Unaudited)

As of December 31, 2022 and 2021

	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.f	$ 163,205	$ 2,282,254
Receivables	1.h	38,797	36,312
Finished goods inventory	1.i	587,002	-
Prepaid expenses		-	494
Total Current Assets		789,004	2,319,060
Noncurrent Assets			
Property, plant and equipment, net	2	191,881	114,197
Capitalized software development, net	1.m	262,197	208,795
Patent intangible, net	1.l	31,201	29,418
Right-of-use assets, operating leases	3	102,054	156,520
Security deposits		4,780	4,780
Total Noncurrent Assets		592,113	513,710
Total Assets		1,381,117	2,832,770
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	4	288,759	102,460
Debt, current	5	27,358	58,994
Operating lease liabilities, current	3	59,540	54,467
Deferred revenue	1.o	248,939	28,882
Total Current Liabilities		624,596	244,803
Noncurrent Liabilities			
Debt, noncurrent	5	61,424	41,006
Operating lease liabilities, noncurrent	3	42,514	102,053
Total Noncurrent Liabilities		103,938	143,059
Total Liabilities		728,534	387,862

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

QMed Innovations, Inc.
Balance Sheet (Unaudited)
As of December 31, 2022 and 2021

	Note	2022	2021
Stockholders' Equity	6		
Preferred stock, authorized 14,500,000 shares; 14,322,130 shares issued and outstanding at December 31, 2022 and 2021; $0.01 par value per share		143,221	143,221
Common stock, authorized 120,500,000 shares; 56,215,167 and 50,028,334 shares issued and outstanding at December 31, 2022 and 2021, respectively; $0.01 par value per share		562,152	500,284
Treasury stock		(50,000)	(50,000)
Additional paid-in capital		5,767,321	4,504,376
Accumulated Deficit		(5,770,111)	(2,652,973)
Total Stockholders' Equity		652,583	2,444,908
Total Liabilities & Stockholders' Equity		$ 1,381,117	$ 2,832,770


QMed Innovations, Inc.

Statement of Income (Unaudited)

For the years ended December 31, 2022 and 2021


	Note	2022	2021
Revenues	1.o	$ 57,278	$ 16,820
Cost of Revenues	1.p	11,180	8,935
Gross Profit (Loss)		46,098	7,885
Operating Expenses			
Salaries, benefits and payroll taxes		1,365,100	873,814
Research and development		1,039,538	350,809
Legal and other professional fees and services		194,275	154,056
Advertising and promotion	1.q	130,948	182,270
Communications and information technology		83,645	23,705
Travel		80,193	23,675
Lease expense	3	59,820	46,428
Office supplies		40,002	27,285
Insurance expense		36,828	9,950
Meals and entertainment		14,717	6,191
Other operating expense		13,548	13,437
Utilities		10,005	8,321
Repairs and maintenance	1.s	2,395	3,587
Depreciation and amortization	1.m, 2	88,140	7,391
Total Operating Expenses		3,159,154	1,730,919
Operating Income (Loss)		(3,113,056)	(1,723,034)
Other Income (Expense)			
Interest income		2,129	3,930
Interest expense		(6,211)	-
SBA loan	7	-	24,410
Total Other Income (Expense)		(4,082)	28,340
Net Income (Loss)		$ (3,117,138)	$ (1,694,694)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

QMed Innovations, Inc.
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2022 and 2021

	Preferred Stock Amount	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balance at January 1, 2021	$ 143,221	$ 313,617	$ 891,043	$ (958,279)	$ (50,000)	$ 339,602
Net income (loss)	-	-	-	(1,694,694)	-	(1,694,694)
Issuance of common stock	-	186,667	3,613,333	-	-	3,800,000
Balance at December 31, 2021	143,221	500,284	4,504,376	(2,652,973)	(50,000)	2,444,908
Net income (loss)	-	-	-	(3,117,138)	-	(3,117,138)
Stock-based compensation expense	-	-	93,446	-	-	93,446
Issuance of common stock	-	61,868	1,169,499	-	-	1,231,367
Balance at December 31, 2022	$ 143,221	$ 562,152	$ 5,767,321	$ (5,770,111)	$ (50,000)	$ 652,583

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

QMed Innovations, Inc.
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (3,117,138)	$ (1,694,694)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	88,140	7,391
Share based compensation	93,446	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	181,586	7,391
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	(2,485)	(24,313)
Inventories	(587,002)	-
Prepaid expenses	494	(494)
Other assets	-	(500)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	186,299	84,257
Deferred revenue	220,057	28,882
Net Cash Provided by (Used in) Operating Activities	(3,118,189)	(1,599,471)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(219,226)	(178,588)
Purchase of intangible assets	(1,783)	(6,333)
Net Cash Provided by (Used in) Investing Activities	(221,009)	(184,921)
Cash Flows from Financing Activities		
Financing on acquisition of property & equipment	73,600	50,000
Repayment of debt	(84,795)	-
Proceeds from issuance of common stock	1,231,367	3,800,000
Net Cash Provided by (Used in) Financing Activities	1,220,172	3,850,000
Net Increase (Decrease) in Cash and Cash Equivalents	(2,119,026)	2,065,608
Cash and cash equivalents at beginning of year	2,282,254	216,646
Cash and Cash Equivalents at End of Year	163,228	2,282,254

QMed Innovations, Inc.

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2022 and 2021

Supplemental Cash Flow Information				
Cash Paid During the Year for				
Interest		6,211		-
Income taxes	$	400	$	400

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

QMed Innovations, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

QMed Innovations, Inc. (the Company) is a Delaware corporation doing business in Middletown, Rhode Island.   The Company has patented technology to track medical devise kits with it Quest product which is a hardware and software solution selling to other companies in the medical device industry.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation

QMed Innovations, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

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QMed Innovations, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of the year ended December 31	2022	2021
Net Operating Loss Carryforwards	$ 5,355,552	$ 2,186,318
Valuation Allowance	$ (5,355,552)	$ (2,186,318)
Net Provision for income tax	-	-

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

g. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

h. Receivables

The Company provides an allowance for losses on trade receivables based on a review of the aging of the Company's accounts receivable, historical experience, current and future short-term business conditions and management's assessment of the collectability of existing specific accounts. The Company writes off accounts receivable against the allowance when the Company determines a balance is uncollectible and no longer actively pursues collection of the receivable. As of December 31, 2022 and 2021 the Company determined that there were no uncollectible accounts and accordingly did not have an allowance for doubtful accounts.

i. Inventories

All inventories are valued at the lower of cost and net realizable value. The Company's inventory

is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. The Company did not have a reserve for slow-moving and obsolete inventory at December 31, 2022 or 2021.

j. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in one noncancellable operating lease for commercial real estate. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The lease payments are fixed with annual escalations which are known as of the date of the lease agreement. The discount rate on the lease is five (5%) percent. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

k. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the double-declining balance method. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its

QMed Innovations, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

assets.

Depreciation is provided for using double-declining method over the estimated useful lives as follows for the major classes of assets:

Tooling equipment	7 years
Vehicles	5 years

l. Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets consist of patent costs that have been capitalized and are presented net of accumulated amortization. The Company amortizes its patent asset ratably over a 15-year useful life. The Company's patent has not been issued and accordingly has not been placed in service and there is no accumulated amortization as of December 31, 2022.

The Company reviews its long-lived assets, including finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

m. Internally developed software

The Company complies with FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, which requires that the Company expense computer software costs as they are incurred in the preliminary project stage. Once the application development phase has begun, the capitalization criteria has been met, and external direct costs of materials and services consumed in developing or obtaining internal-use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. In addition, consulting fees related to the development are also capitalized. Any cost that improves the useful life of the asset will be capitalized.

QMed Innovations, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

The Company's internally developed software is amortized on a straight-line basis over a period of 5 years. The Company's software asset was placed in service during the year ended December 31, 2022.

Amortization expense for the years ended December 31, 2022 and 2021 was $29,133 and zero, respectively. Estimated amortization expense for each of the five succeeding fiscal years is:

2023	$	58,266
2024		58,266
2025		58,266
2026		58,266
2027		29,133
Subsequent		-
Total	$	262,197

n. Long-lived asset impairment

The Company reviews its long-lived assets, including property, plant and equipment and capitalized software, which are held and used in its operations, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

At December 31, 2022, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

o. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

QMed Innovations, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when the product is delivered and placed in service (activated). Deferred revenue are prepayments for product shipped and placed in service in 2023.

p. Cost of goods sold

Cost of goods sold includes the following expenses: packaging costs and telecommunication costs.

q. Advertising expenses

Advertising and promotional costs are expensed as incurred.

r. Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

s. Repair and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

2. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances at December 31 were as follows:

QMed Innovations, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

		2022		2021
Machinery and equipment	$	201,629	$	64,938
Vehicles		56,650		56,650
Total Cost		258,279		121,588
Total Accumulated Depreciation		(66,398)		(7,391)
Total	$	191,881	$	114,197

Depreciation expense for the years ended December 31, 2022 and 2021 was $59,007 and $7,391, respectively.

3. Leases

The Company has obligations as a lessee for real estate with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease does not contain a renewal option. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The Company's real estate lease is a gross lease and does not require any variable payments for common area maintenance.

Amounts reported in the consolidated balance sheet as of December 31, 2022 were as follows:

Operating lease ROU assets $102,054
Operating lease liabilities $102,054

Weighted average remaining lease term:
Operating lease: 1 years 8 months

Weighted average discount rate:
Operating lease: 5%

Maturities of lease liabilities under noncancellable operating leases for the next 5 years are as follows:

2023		$	63,042
2024			43,134
2025			-
2026			-
2027			-
Total undiscounted lease payments			106,176
Less: Present value discount			(4,122)
Total lease liabilities		$	102,054

4. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

		2022		**2021**
Trade accounts payable	$	280,727	$	64,481
Accrued expenses		5,230		14,563
Accrued payroll and related benefits		2,802		23,416
Total	$	288,759	$	102,460

5. Debt

Long-term debt consists of the following:

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See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

QMed Innovations, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

		2022		2021
Auto-loan, interest at 5.25% per annum, repayable in monthly payments of $951 including interest, due December 2026, secured by company vehicle	$	41,006	$	50,000
Note payable, interest at 0.14% per annum, repayable on demand and unsecured		-		50,000
Equipment loan, interest at 13.789% per annum, repayable in monthly payments of $1,946 including interest, due May 2025, secured by an ultrasonic welder		47,776		-
Total debt		88,782		100,000
Less: current portion		(27,358)		(58,994)
Long-term portion of debt	$	61,424	$	41,006

Principal repayments on long-term debt over the next five years are as follows:

2023	$	27,358
2024		30,494
2025		19,939
2026		10,991
2027		-
Subsequent		-
Total	$	88,782

6. Stockholders' equity

The Company has three classes of stock with the following principal characteristics:

Class A Shares; Common, voting shares at 1 vote per share, 105,500,000 shares authorized.

Class B Shares, Common, non-voting shares, 15,000,000 shares authorized.

Preferred Shares, voting shares at 1 vote per share. Upon a liquidation, Preferred Shareholders shall be entitled to receive, prior and in preference to any distribution of any other shares an amount equal to the capital contributions paid pro rate per Preferred Share. If, upon any liquidation, the assets of the Company

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available for distribution are insufficient to pay to the Preferred Shareholders an amount equal to the capital contributions, each of the Preferred Shareholders shall share ratably in such distribution of assets in proportion to the percentage of Preferred Shares owned by such Preferred Shareholder.

7. SBA loan

On March 24, 2021, the Company received a $24,410 Payroll Protection Loan from the Small Business Administration (SBA). This loan was fully forgiven by the SBA in 2022 as the Company used the funds according to the program guidelines. This forgiven loan has been recognized as other income in 2021 as forgiveness was expected.

8. Stock compensation

The Company's Board of Directors adopted a stock compensation plan during 2021. The grants carry varying vesting schedules and all grants under this plan have an expiration date 10 years following the approval date. There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	9.2
Risk-free interest rate	5%
Expected volatility	20%
Annual dividend yield	0

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock

options. The expected term of employee stock options is based on the expiration date of the grants. The Company determined the expected volatility assumption for options granted used was an estimate based on past performance of estimated stock value. The Company will continue to monitor relevant factors used to measure expected volatility for future stock option grants. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

A summary of Share-based Compensation Arrangements is provided below:

	Year Ended December 31, 2022
Beginning shares granted	-
Granted during the period	632,083
Vested	632,083
Total Cumulated Shares Granted for Compensation	632,083
Ending Shares Remaining to Vest	-

A summary of the Company's stock options is provided below:

	Total Options	Weighted Average Exercise Price $	Aggregate Intrinsic Value $	Weighted Average Remaining Contractual Term
Outstanding at beginning of the year	-	-	-	-
Granted	1,635,671	0.13	$ 37,477	9.20
Exercised	-	-	-	-
Expired/Cancelled	-	-	-	-
Outstanding at December 31, 2021	1,635,671	0.13	37,477	9.20
Exercisable Options at December 31, 2021	-	-	-	-
Outstanding at beginning of the year	1,635,671	0.13	37,477	8.20
Granted	500,000	0.20	-	9.90
Exercised	-	-	-	-
Expired/Cancelled	-	-	-	-
Outstanding at December 31, 2022	2,135,671	0.15	37,477	8.60
Exercisable Options at December 31, 2022	780,935	0.13	$ 25,771	8.43

The Company recognized $93,446 in stock option compensation expense for the year ended December 31, 2022, which is included in payroll costs in the Statement of Income.

9. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. Subsequent events

In 2023 the Company has issued 3,500,000 shares of common stock subsequent to year end raising $700,000.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

QMed Innovations, Inc.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

On January 19, 2023 the Company has entered into a 36 month note payable for $100,000 which increased to $300,000 on January 31, 2023. Interest is charge at 12% and payable quarterly. Included with the note is a warrant to purchase 1.25% of the fully diluted outstanding shares at $.20 per share. The warrant expires on January 19, 2030.

Management evaluated all activity of the Company through June 6, 2023 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.